SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No. 3)*

CLOSURE MEDICAL CORPORATION

(Name of Issuer)

COMMON STOCK, Par value $0.01 per share

(Title of Class of Securities)

189093107 (CUSIP Number)

12/31/04

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the Rule pursuant to which this Schedule is filed:

☐ Rule 13d – 1(b)

☐ Rule 13d – 1(c)

☒ Rule 13d – 1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

(Continued on following page(s))

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY): Rolf D. Schmidt
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 2,514,507 (1) 6 SHARED VOTING POWER 679,912 (2) 7 SOLE DISPOSITIVE POWER 2,514,507 (1) 8 SHARED DISPOSITIVE POWER 679,912 (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,194,419
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* N/A	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 22.1% as of December 31, 2004
12	TYPE OF REPORTING PERSON* IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT!
(1)	Includes 179,974 shares owned directly and 2,047,445 shares of common stock held by Cacossing Partners, L.P., a limited partnership of which Rolf D. Schmidt is the sole general partner, and Mr. Schmidt is deemed to have sole voting and investment power for such shares. Includes 287,088 shares of Common Stock issuable upon the exercise of stock options exercisable within 60 days of December 31, 2004.
(2)	Includes 539,912 shares of Common Stock held by OMI Partners L.P., a limited partnership of which Mr. Schmidt and his brother, Mr. F. William Schmidt, are the sole general partners, and the Schmidts are deemed to share voting and investment power for such shares. Rolf D. Schmidt disclaims the existence of a group with Mr. F. William Schmidt. Includes 140,000 shares of Common Stock owned jointly by Rolf D. Schmidt and his spouse.

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY): Cacoosing Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Pennsylvania

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 2,047,445 6 SHARED VOTING POWER N/A 7 SOLE DISPOSITIVE POWER 2,047,445 8 SHARED DISPOSITIVE POWER N/A

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,047,445
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* N/A	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 14.2% as of December 31, 2004
12	TYPE OF REPORTING PERSON* PN

*	SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1	(a).	Name of Issuer: Closure Medical Corporation, a Delaware corporation

Item 1	(b).	Address of Issuer’s Principal Executive Offices: 5250 Greens Dairy Road, Raleigh, NC 27616

Item 2	(a).	Name of Person Filing: Rolf D. Schmidt and Cacoosing Partners, L.P.

Item 2	(b).	Address of Principal Business Office or, if None, Residence: 205 Sweitzer Road, Sinking Spring, Pennsylvania 19608 for Mr. Schmidt and Cacoosing Partners, L.P.

Item 2	(c).	Citizenship: Mr. Schmidt is a United States citizen and Cacoosing Partners, L.P. is a Pennsylvania limited partnership

Item 2	(d).	Title of Class of Securities: Common Stock, par value $0.01 per share (“Common Stock”)

Item 2	(e).	CUSIP Number: 189093107

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a: Not applicable.

	(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act.

	(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act.

	(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

	(d)	☐	Investment company registered under Section 8 of the Investment Company Act.

	(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

	(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

	(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

	(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

	(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J). If this statement is filed pursuant to Rule 13d-1(c), check this box. ☐

Item 4.	Ownership: Not applicable. With respect to the beneficial ownership of the reporting person, see Items 5 through 11 of the cover pages to this Schedule 13G, which are incorporated herein by reference.

Item 5.

Ownership of Five Percent or Less of a Class:

Not applicable.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person: Not applicable.

Item 7.

Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company:

Not applicable.

With respect to Subsidiary Identification and Classification, see Items 5 through 11 of the cover pages to this Schedule 13G, which are incorporated herein by reference.

Item 8.	Identification and Classification of Members of the Group: Not applicable.

Item 9.	Notice of Dissolution of Group: Not applicable.

Item 10.

Certification:

By signing below each of the undersigned certifies that, to the best of such undersigned’s knowledge and belief, the securities referred to above were not acquired and are not for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2005

By:	/s/ Rolf D. Schmidt
Angela M. Hudson, Attorney-in-Fact for Rolf D. Schmidt

Cacoosing Partners, L.P.

By:	/s/ Rolf D. Schmidt
Its General Partner, Rolf D. Schmidt
Angela M. Hudson, Attorney-in-Fact for Rolf D. Schmidt